FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 24, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                                      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item
1.	Press release dated April 22, 2003 in reference to the Invitation to Tender Offers to sell Bonds

2.	Free Translation of a letter to the Buenos Aires Stock Exchange in reference to the Invitation to financial creditors to submit offers of sale of their Debt Instruments

Item 1

Market Cap: Argentine Pesos 2.8 billion

(April 22, 2003)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3627/3626

TELECOM ARGENTINA STET—FRANCE TELECOM S.A.

INVITATION TO TENDER OFFERS TO SELL BONDS

Buenos Aires, April 22, 2003 – Telecom Argentina STET-France Telecom S.A. (BCBA: TECO2, NYSE: TEO) (“Telecom Argentina”) announced today with reference to the invitation launched by Telecom Argentina to holders of all its financial debts (the “Debt Instruments”) to submit offers to sell their Debt Instruments pursuant to the Invitation Document dated 16 April 2003, which is part of an invitation (the “Global Invitation”), Telecom Argentina announces that, as of close of business, New York time, on Friday 18 April, 2003 no Debt Instrument was tendered under the Global Invitation.

This release is issued pursuant to Article 41, paragraph 2, letter “c” of CONSOB Regulation no. 11971/1999*. The Company reminds that the Offer Period started on 16 April 2003 and will close on 16 May 2003 (unless extended).

This announcement and the cash tender offers which are the subject hereof will not be made in any jurisdiction in which, or to any person to whom, it is unlawful to make such announcement and /or cash tender offers under applicable securities laws. This announcement shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in the affairs of the Companies or any of their affiliates since the date hereof. No indications of interest in the offers are sought by this press release.

For information relating to the tender offers and copies of the tender offer materials contact:

Information Agent in the U.S. and Argentina

Georgeson Shareholder Communications Inc.

Banks and Brokers: (1-212) 440-9800

U.S. Toll Free: (1-866) 216-0459

For Argentine Holders: please dial 0800-555-4288, 0800-222-1288 or 0800-288-5288 followed by the U.S. Toll Free (866) 216-0459

Information Agent in Europe:

GSC Proxitalia S.p.A.

(39) 06 4217-1777

Toll Free in Italy: (800) 18 99 23

You may also contact:

Telecom Argentina and Telecom Personal

Pedro Insussarry

Moira Colombo

(54-11) 4968-3743/3627/3628

2

Morgan Stanley & Co. Incorporated

Heather Hammond

(1-800) 624 1808 (domestic U.S.)

(1-212) 761-1893 (international callers call collect)

MBA Banco de Inversiones

Diego Steverlynck

(54-11) 4319-5897

*********

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. Telecom Argentina commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionally, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

On December 31, 2002, Telecom had 984,380,978 shares outstanding.

********

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina’s convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*******

3

Carlos Felices

Chief Executive Officer

4

Item 2

FREE TRANSLATION

FOR IMMEDIATE RELEASE

April 23, 2003

BUENOS AIRES STOCK EXCHANGE

Re.: Invitation to financial creditors to submit offers of sale of their Debt Instruments

Dear Sirs,

I am writing you as Responsible for Market Relations of Telecom Argentina STET – France Telecom S.A. to attach a translation of the information provided in Italy, in accordance with the Italian regulations regarding the invitation.

The same information will be put at the disposition of the Buenos Aires Stock Exchange in order to ensure equitable treatment to all investors.

Sincerely,

Pedro Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date:	April 24, 2003	By:	/S/ CHRISTIAN CHAUVIN
		Name:	Christian Chauvin
		Title:	Vice-President